ClickSoftware Contact:	Investor Relations Contact:
Noa Schuman	Rob Fink
Investor Relations	KCSA Strategic Communications
+972-3-7659-467	212-896-1206
Noa.Schuman@clicksoftware.com	rfink@kcsa.com

CLICKSOFTWARE UPDATES 2012 FIRST QUARTER FINANCIAL RESULTS

12% year over year growth; healthy booking and backlog; Company reiterates annual guidance

Burlington, MA, April 9, 2012 – ClickSoftware Technologies Ltd. (NasdaqGS: CKSW), the leading provider of automated workforce management and optimization solutions for the service industry, today announced that it anticipates revenues for the first quarter ended March 31, 2012 to be approximately $21.6 million, up about 12% compared to the first quarter of 2011 . The Company estimates that its cash, cash-equivalents, short and long-term investments were approximately $54.3 million as of March 31, 2012. The Company reiterates its 2012 annual guidance for revenues of $100 million to $105 million.

"First quarter 2012 revenues represent approximately 12% year over year growth, bookings and backlog were healthy, and we expect annual revenues to be in line with our previously stated guidance. While first quarter revenues came in somewhat below expectations, I would not read into this more than a seasonal first quarter softness", said Dr. Moshe BenBassat, ClickSoftware's Chairman and CEO. "We continue to make intense progress with our new mobility initiative and other growth plans, and are very excited with the opportunities in the market."

The above assessment for the first quarter of 2012 is based on the Company’s initial analysis and is subject to change as additional financial information becomes available. ClickSoftware will release its first quarter financial results on Wednesday, May 2, 2012, during pre-market hours. A news release announcing dial-in and webcasting details for the related conference call will be issued in advance.

About ClickSoftware

ClickSoftware is the leading provider of automated workforce management and optimization solutions for every size of service business. Our portfolio of solutions, available on demand and on premises, create business value through higher levels of productivity, customer satisfaction and operational efficiency. Our patented concept of ‘continuous planning and scheduling’ incorporates customer demand forecasting, long and short term capacity planning, shift planning, real-time scheduling, mobility and location-based services, as well as on-going communication with the consumer on the expected arrival time of the service resource.

As the pioneers of the ‘W6’ concept more than 30 years ago, we have perfected solutions for solving a wide variety of problems on Who does What, for Whom, with What, Where and When. The combination of proven technology with educational services helps businesses find the right balance between reducing costs, increasing customer satisfaction, employee preferences and industry regulations/legislation. ClickSoftware’s solutions manage hundreds of thousands of resources in service businesses across a variety of industries and geographies. Our flexible deployment approach, breadth and depth of solutions and strong partnerships with leading CRM/ERP  vendors and system integrators makes us the number one choice to deliver superb business performance to any organization. The company is headquartered in the United States and Israel, with offices across Europe, and Asia Pacific. For more information, please visit www.clicksoftware.com. Follow us on Twitter.

Safe Harbor for Forward Looking Statements

This press release contains express or implied forward-looking statements within the Private Securities Litigation Reform Act of 1995 and other U.S. Federal securities laws. These forward-looking statements include, but are not limited to, those statements regarding our expected revenues for the first quarter and full year 2012, our anticipated cash, cash-equivalents and investments as of March 31, 2012, our expectations regarding our mobile initiative and growth plans and expected market opportunities. Such "forward-looking statements" involve known and unknown risks, uncertainties and other factors that may cause actual results or performance to differ materially from those projected. Achievement of these results by ClickSoftware may be affected by many factors, including, but not limited to, risks and uncertainties regarding the general economic outlook, the length of or changes in ClickSoftware's sales cycle, ClickSoftware's ability to close sales to potential customers in a timely manner and maintain or strengthen relationships with strategic partners, the timing of revenue recognition, foreign currency exchange rate fluctuations, and ClickSoftware's ability to maintain or increase its sales pipeline. The forward-looking statements contained in this press release are subject to other risks and uncertainties, including those discussed in the "Risk Factors" section and elsewhere in ClickSoftware's annual report on Form 20-F for the year ended December 31, 2011 and in subsequent filings with the Securities and Exchange Commission. Except as otherwise required by law, ClickSoftware is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.